# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hornbeck Offshore Services, Inc., CIK 0000866829
CUSIP: 42330P107
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 103 Northpark Boulevard, Suite 300, Covington, Louisiana (LA), 70433
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0002152953
Persons authorized to receive notices and communications: Naseem Sagati Aghili, 1800 Avenue of the Stars, Suite 1400, Los Angeles, California (CA), 90067, (310) 201-4100

## Reporting persons
- ASOF HOS GP, LLC (CIK 0002152953): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 61,738,413; sole dispositive power 0; shared dispositive power 61,738,413; aggregate amount beneficially owned 61,738,413 (23.7% of the class)
  Comment: Limited Liability Company
- ASOF HOS AIV 1, L.P. (CIK 0002007454): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,749,024; sole dispositive power 0; shared dispositive power 4,749,024; aggregate amount beneficially owned 4,749,024 (2.1% of the class)
- ASOF HOS AIV 2, L.P. (CIK 0002007461): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,378,512; sole dispositive power 0; shared dispositive power 18,378,512; aggregate amount beneficially owned 18,378,512 (7.7% of the class)
- ASSF IV HOS AIV 1, L.P. (CIK 0002007463): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,314,404; sole dispositive power 0; shared dispositive power 14,314,404; aggregate amount beneficially owned 14,314,404 (6.4% of the class)
- ASSF IV HOS AIV 2, L.P. (CIK 0002007457): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 24,296,473; sole dispositive power 0; shared dispositive power 24,296,473; aggregate amount beneficially owned 24,296,473 (10% of the class)
- ASOF II A (DE) Holdings I, L.P. (CIK 0001933136): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 144,994; sole dispositive power 0; shared dispositive power 144,994; aggregate amount beneficially owned 144,994 (0.1% of the class)
- ASOF II Holdings I, L.P. (CIK 0001933113): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 804,363; sole dispositive power 0; shared dispositive power 804,363; aggregate amount beneficially owned 804,363 (0.4% of the class)
- ASOF Holdings I, L.P. (CIK 0001793549): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,115,351; sole dispositive power 0; shared dispositive power 2,115,351; aggregate amount beneficially owned 2,115,351 (0.9% of the class)
- ASOF Investment Management LLC (CIK 0001793548): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,064,708; sole dispositive power 0; shared dispositive power 3,064,708; aggregate amount beneficially owned 3,064,708 (1.4% of the class)
  Comment: Limited Liability Company
- ASSF IV AIV B Holdings III, L.P. (CIK 0001757327): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,344,243; sole dispositive power 0; shared dispositive power 2,344,243; aggregate amount beneficially owned 2,344,243 (1.1% of the class)
- ASSF IV AIV B, L.P. (CIK 0001862592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,280,935; sole dispositive power 0; shared dispositive power 2,280,935; aggregate amount beneficially owned 2,280,935 (1% of the class)
- ASSF Operating Manager IV, L.P. (CIK 0001683967): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,625,178; sole dispositive power 0; shared dispositive power 4,625,178; aggregate amount beneficially owned 4,625,178 (2.1% of the class)
- Ares Management LLC (CIK 0001259313): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,616,944; sole dispositive power 0; shared dispositive power 8,616,944; aggregate amount beneficially owned 8,616,944 (3.8% of the class)
  Comment: Limited Liability Company
- Ares Management Holdings L.P. (CIK 0001536937): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,616,944; sole dispositive power 0; shared dispositive power 8,616,944; aggregate amount beneficially owned 8,616,944 (3.8% of the class)
- Ares Holdco LLC (CIK 0001669983): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,616,944; sole dispositive power 0; shared dispositive power 8,616,944; aggregate amount beneficially owned 8,616,944 (3.8% of the class)
  Comment: Limited Liability Company
- Ares Management Corporation (CIK 0001176948): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,616,944; sole dispositive power 0; shared dispositive power 8,616,944; aggregate amount beneficially owned 8,616,944 (3.8% of the class)
- Ares Management GP LLC (CIK 0001620264): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,616,944; sole dispositive power 0; shared dispositive power 8,616,944; aggregate amount beneficially owned 8,616,944 (3.8% of the class)
  Comment: Limited Liability Company
- Ares Voting LLC (CIK 0001761656): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,616,944; sole dispositive power 0; shared dispositive power 8,616,944; aggregate amount beneficially owned 8,616,944 (3.8% of the class)
  Comment: Limited Liability Company
- Ares Partners Holdco LLC (CIK 0001620263): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,616,944; sole dispositive power 0; shared dispositive power 8,616,944; aggregate amount beneficially owned 8,616,944 (3.8% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Hornbeck Offshore Services, Inc.
Address of issuer's principal executive offices: 103 Northpark Boulevard, Suite 300, Covington, Louisiana (LA), 70433

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This Schedule 13D is filed on behalf of:

ASOF HOS GP, LLC
ASOF HOS AIV 1, L.P.
ASOF HOS AIV 2, L.P.
ASSF IV HOS AIV 1, L.P.
ASSF IV HOS AIV 2, L.P.
ASOF II A (DE) Holdings I, L.P.
ASOF II Holdings I, L.P.
ASOF Holdings I, L.P.
ASOF Investment Management LLC
ASSF IV AIV B Holdings III, L.P.
ASSF IV AIV B, L.P.
ASSF Operating Manager IV, L.P.
Ares Management LLC
Ares Management Holdings L.P.
Ares Holdco LLC
Ares Management Corporation
Ares Management GP LLC
Ares Voting LLC
Ares Partners Holdco LLC

Schedule A hereto sets forth the information required to be disclosed in response to General Instruction C to Schedule 13D with respect to the officers and directors of Ares Partners Holdco LLC and ASOF HOS GP, LLC (such persons, the "Related Persons")
Residence or business address: The address of the principal office of each of the Ares Entities (as defined below) is c/o Ares Management LLC, 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. The address of the principal office of each of the remaining Reporting Persons is c/o ASOF HOS GP, LLC, 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. The address of the principal office for each of the Related Persons is set forth on Schedule A.
Present principal occupation or employment: The Reporting Persons are either holding companies without operations or are principally engaged in the business of investment management or making, purchasing, selling and holding investments. The present principal occupation for each of the Related Persons is set forth on Schedule A.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor Related Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor Related Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons is organized under the laws of the State of Delaware. Each of the Related Persons is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 3. The securities reported herein were acquired on the Closing Date (as defined below) pursuant to the Merger Agreement (as defined below).

## Item 4. Purpose of Transaction
Purpose of transaction:
Merger

On April 22, 2026, Helix Energy Solutions Group, Inc., a Minnesota corporation ("Helix"), Hornbeck Offshore Services, Inc., a Delaware corporation ("Legacy Hornbeck"), and certain subsidiaries of Helix entered into an Agreement and Plan of Merger (as it may be amended from time to time, the "Merger Agreement"), pursuant to which a wholly owned subsidiary of Helix merged with and into Legacy Hornbeck (the "first merger"), with Legacy Hornbeck surviving, and Legacy Hornbeck immediately merged with and into another wholly owned subsidiary of Helix, with that subsidiary surviving as a wholly owned subsidiary of Helix (the "Mergers"). Immediately prior to the Mergers, Helix converted from a Minnesota corporation into a Delaware corporation and, following such conversion and the Mergers, changed its name to "Hornbeck Offshore Services, Inc." The Mergers closed on September 1, 2026 (the "Closing Date").

At the effective time of the first merger (the "Effective Time"), each share of Legacy Hornbeck common stock issued and outstanding immediately before the Effective Time, other than certain excluded shares and shares as to which appraisal rights have been properly exercised, automatically converted into the right to receive 10.27167 validly issued, fully paid and nonassessable shares of the Issuer's Common Stock (the "Exchange Ratio") plus the cash value of any fractional share that was payable pursuant to the Merger Agreement.

Each warrant (the "Jones Act Warrant") issued by Legacy Hornbeck pursuant to the Jones Act Warrant Agreement, dated as of September 4, 2020, as amended, outstanding immediately before the Effective Time were assumed by the Issuer and are immediately exercisable, subject to the Jones Act ownership restrictions contained in the Issuer's certificate of incorporation, for a number of shares of Common Stock equal to (i) the number of Legacy Hornbeck common stock shares underlying the applicable Jones Act Warrant immediately before the Effective Time multiplied by (ii) the Exchange Ratio, as described in the Amended and Restated Jones Act Warrant Agreement, dated September 1, 2026, by and among the Issuer, Hercules Sub LLC (as successor by merger to Legacy Hornbeck) and Equiniti Trust Company, LLC. The exercise price of each Jones Act Warrant is $0.00001 per share.

Each warrant (the "Creditor Warrants") issued by Legacy Hornbeck pursuant to the Creditor Warrant Agreement, dated as of September 4, 2020, as amended, outstanding and unexercised immediately before the Effective Time converted into the right to receive Common Stock equal to the number of such holder's Legacy Hornbeck Creditor Warrants multiplied by 7.556, plus the cash value of any fractional share that was payable pursuant to the Merger Agreement.

Accordingly, at the Effective Time and as of the Closing Date, the Reporting Persons' outstanding Legacy Hornbeck common stock and Creditor Warrants were converted into a total of 27,425,863 shares of Common Stock, and the Reporting Persons' outstanding Jones Act Warrants became exercisable for 42,929,494 shares of Common Stock.

General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to the Jones Act ownership restrictions contained in the Issuer's certificate of incorporation and the Securityholders Agreement (as defined below), may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons may also enter into financial instruments or other agreements with institutional or other counterparties that would increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer, which instruments or agreements may or may not affect the Reporting Persons' beneficial ownership in securities of the Issuer. In addition, the Reporting Persons, as well as Aaron Rosen, a Partner, Co-Head of Opportunistic Credit and Co-Portfolio Manager of Special Opportunities in the Ares Credit Group, in his position as a director of the Issuer's board of directors (the "Board"), may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or securities repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The percentages on the cover pages are based on 222,201,763 shares of Common Stock outstanding on the Closing Date and the applicable shares of Common Stock issued upon the conversion of the Jones Act Warrants beneficially owned by each respective Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

The amounts reported herein include: (a) (i) 72,506 shares of Common Stock and 2,208,429 shares of Common Stock issuable upon the exercise of Jones Act Warrants held of record by ASSF IV AIV B, L.P. and (ii) 2,264,402 shares of Common Stock and 79,841 shares of Common Stock issuable upon the exercise of Jones Act Warrants held of record by ASSF IV AIV B Holdings III, L.P. (the entities referred to in clause (a) collectively, the "Ares SSF Holders"); (b) (i) 1,020,227 shares of Common Stock and 1,095,124 shares of Common Stock issuable upon the exercise of Jones Act Warrants held of record by ASOF Holdings I, L.P., (ii) 56,103 shares of Common Stock and 748,260 shares of Common Stock issuable upon the exercise of Jones Act Warrants held of record by ASOF II Holdings I, L.P. and (iii) 10,107 shares of Common Stock and 134,887 shares of Common Stock issuable upon the exercise of Jones Act Warrants held of record by ASOF II A (DE) Holdings I, L.P. (the entities referred to in clause (b) collectively, the "Ares SOF Holders"); (c) 161,656 shares of Common Stock and 765,402 shares of Common Stock issuable upon the exercise of Jones Act Warrants held of record by two accounts managed or subadvised by Ares Management LLC with respect to which the Ares Entities (as defined below) may be deemed to have shared voting or dispositive power with the owners of such accounts (the "Ares Managed Accounts"); (d) (i) 14,314,404 shares of Common Stock held of record by ASSF IV HOS AIV 1, L.P. and (ii) 2,906,183 shares of Common Stock and 21,390,290 shares of Common Stock issuable upon the exercise of Jones Act Warrants held of record by ASSF IV HOS AIV 2, L.P. (the entities referred to in clause (d) collectively, the "Ares SSF HOS Holders"); and (e) (i) 4,749,024 shares of Common Stock held of record by ASOF HOS AIV 1, L.P. and (ii) 1,871,251 shares of Common Stock and 16,507,261 shares of Common Stock issuable upon the exercise of Jones Act Warrants held of record by ASOF HOS AIV 2, L.P. (the entities referred to in clause (e) collectively, the "Ares SOF HOS Holders").

Ares Partners Holdco LLC ("Ares Partners") is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the "Board Members"). Mr. Ressler generally has veto authority over Board Members' decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners. Ares Partners is the sole member of each of Ares Management GP LLC and Ares Voting LLC, which are respectively the holders of the Class B and Class C common stock of Ares Management Corporation ("Ares Management"), which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. Ares Management is the sole member of Ares Holdco LLC, which is the general partner of Ares Management Holdings L.P., which is the sole member of Ares Management LLC, which is (x) the general partner of ASSF Operating Manager IV, L.P., which is the manager of each of the Ares SSF Holders, (y) the sole member of ASOF Investment Management LLC, which is the manager of each of the Ares SOF Holders and (z) the investment manager or investment subadvisor of each of the Ares Managed Accounts. Accordingly, each of the foregoing may be deemed to share beneficial ownership of the securities held of record by the Ares SSF Holders, the Ares SOF Holders and the Ares Managed Accounts, but each disclaims any such beneficial ownership of securities not held of record by them. The entities listed in this paragraph are referred to collectively as the "Ares Entities."

ASOF HOS GP, LLC is managed by a board of managers, which is composed of Evan Hoole, Matthew Jill and Naseem Sagati Aghili. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by ASOF HOS GP, LLC. ASOF HOS GP, LLC is the general partner of each of the Ares SSF HOS Holders and the Ares SOF HOS Holders. Accordingly, ASOF HOS GP, LLC may be deemed to share beneficial ownership of the securities held of record by the Ares SSF HOS Holders and the Ares SOF HOS Holders, but disclaims any such beneficial ownership.

The Reporting Persons may be deemed beneficial owners for purposes of Section 13 only and this Schedule 13D shall not be deemed an admission of beneficial ownership for any other purpose.
Transactions in the class effected during the past sixty days: Except as set forth in Items 4 above, during the past 60 days, none of the Reporting Persons or the Related Persons have effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Securityholders Agreement

Pursuant to the Securityholders Agreement, dated as of April 22, 2026, by and among Helix and each of the securityholders party thereto (the "Securityholders Agreement"), in connection with the closing of the Mergers, Helix and its Board must take the necessary action to appoint directors (the "Ares Investor Directors") by the Ares Investor (as defined in the Securityholders Agreement), who may designate two directors while the Ares Investor Group (as defined in the Securityholders Agreement) continuously beneficially owns at least 20% of the outstanding Common Stock, including Common Stock issuable upon exercise of Jones Act Warrants. The Ares Investor may designate one director while the Ares Investor Group continuously beneficially owns at least 10% but less than 20% of the outstanding Common Stock, including Common Stock issuable upon exercise of Jones Act Warrants. The Ares Investor's board-designation rights terminate when the Ares Investor Group ceases to hold at least 10% of the outstanding Common Stock, including Common Stock issuable upon exercise of Jones Act Warrants, or the Ares Investor irrevocably relinquishes those rights. If an Ares Investor Director ceases to serve and the Ares Investor remains entitled to designate a director, the Ares Investor may designate a replacement, and the Board must take the necessary action to fill the vacancy. A proposed Ares Investor Director remains subject to legal, Jones Act citizenship and stock-exchange eligibility requirements. Pursuant to the Securityholders Agreement, the Ares Investor designated Aaron Rosen and Kevin Meyers as the initial Ares Investor Directors.

In addition, from the Closing Date until the applicable Standstill Expiration Date (as defined below) (the "Standstill Period"), the Standstill Restricted Group (as defined in the Securityholders Agreement) and certain affiliates may not, without the Issuer's consent: (i) acquire additional securities if doing so would cause the applicable Standstill Restricted Group to beneficially own more than 30% of the Common Stock, including shares issuable under the Jones Act Warrants; (ii) enter into a binding arrangement with a third party concerning a merger, tender offer or other extraordinary transaction involving the Issuer; (iii) initiate, participate in or support a proxy contest or contested director solicitation; (iv) form or participate in a Section 13(d) group concerning the Issuer's voting securities or Jones Act Warrants, subject to limited exceptions; or (v) call a special meeting, solicit action by written consent, submit a stockholder proposal or engage in a "withhold the vote" campaign.

The 30% cap expressly does not prohibit the exercise or conversion of existing Common Stock equivalents, including the Jones Act Warrants. It also does not apply to passive percentage increases resulting from Issuer repurchases, pro rata distributions or bona fide hedging transactions undertaken primarily to manage risk relating to existing holdings.

During the Standstill Period, the Standstill Restricted Group may not knowingly transfer covered securities to: (i) a prohibited transferee identified in an exhibit to the Securityholders Agreement, including known subsidiaries and successors of such persons; or (ii) a person or group that, before and/or after the transfer, would beneficially own 5% or more of the Common Stock, other than certain qualified institutional investors eligible to report on Schedule 13G and not identified on a specified activist-investor list.

The Standstill Expiration Date is the earliest to occur of: (i) the Issuer's 2028 annual meeting of stockholders; (ii) the tenth business day after the applicable Investor Group ceases to beneficially own at least 10% of the outstanding Common Stock; (iii) entry by a third party into an agreement with the Issuer for an extraordinary transaction; (iv) the Issuer's waiver of the standstill restrictions subject to the Securityholders Agreement or equivalent standstill provisions for another person; or (v) following the Issuer's 2027 annual meeting of stockholders, the applicable Investor irrevocably waives its director-designation right.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, dated as of April 22, 2026, by and among Helix and each of the parties thereto (the "Registration Rights Agreement"), as soon as practicable after the Closing Date, but in any event within five business days of the later of (x) the Closing Date and (y) the date on which the Issuer has filed with the SEC such audited and interim historical financial statements of Legacy Hornbeck and pro forma financial statements related to the Mergers as are required to be included in the shelf registration statement, the Issuer must use reasonable best efforts to file a shelf registration statement covering all registrable securities. The Registration Rights Agreement provides for customary underwritten offering and piggyback registration rights, and also provides a synthetic secondary mechanism to sell shares underlying the Jones Act Warrants in a registered offering.

The holders generally may not transfer covered Common Stock, Jones Act Warrants or shares issued or issuable upon exercise of Jones Act Warrants for 180 days after the Closing Date (the "Lock-Up"), unless the Issuer terminates the Lock-Up early for all holders. Permitted transfers include certain affiliate or fund distributions, gifts, estate-planning transfers, transfers in a company sale transaction and limited de minimis sales, generally subject to transferee joinders and applicable Jones Act and securities-law limitations.

The Registration Rights Agreement generally terminates on the later of (i) the first anniversary of the Closing Date and (ii) the date on which the holder beneficially owns less than 5% of the outstanding Common Stock, including Common Stock issuable upon exercise of Jones Act Warrants, and its remaining registrable securities may be resold under Rule 144 without volume, manner-of-sale or current public information restrictions.

The foregoing descriptions of the Securityholders Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement
Exhibit 2: Schedule A
Exhibit 3: Securityholders Agreement, dated as of April 22, 2026, by and among Helix Energy Solutions Group, Inc. and the holders party thereto (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on April 24, 2026).
Exhibit 4: Registration Rights Agreement, dated as of April 22, 2026, by and among Helix Energy Solutions Group, Inc. and the holders party thereto (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 24, 2026).

## Signatures
- ASOF HOS GP, LLC: By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (09/09/2026)
- ASOF HOS AIV 1, L.P.: By: ASOF HOS GP, LLC, its general partner, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (09/09/2026)
- ASOF HOS AIV 2, L.P.: By: ASOF HOS GP, LLC, its general partner, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (09/09/2026)
- ASSF IV HOS AIV 1, L.P.: By: ASOF HOS GP, LLC, its general partner, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (09/09/2026)
- ASSF IV HOS AIV 2, L.P.: By: ASOF HOS GP, LLC, its general partner, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (09/09/2026)
- ASOF II A (DE) Holdings I, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (09/09/2026)
- ASOF II Holdings I, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (09/09/2026)
- ASOF Holdings I, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (09/09/2026)
- ASOF Investment Management LLC: By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (09/09/2026)
- ASSF IV AIV B Holdings III, L.P.: By: ASSF Operating Manager IV, L.P., its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (09/09/2026)
- ASSF IV AIV B, L.P.: By: ASSF Operating Manager IV, L.P., its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (09/09/2026)
- ASSF Operating Manager IV, L.P.: By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (09/09/2026)
- Ares Management LLC: By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (09/09/2026)
- Ares Management Holdings L.P.: By: Ares Holdco LLC, its general partner, By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (09/09/2026)
- Ares Holdco LLC: By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (09/09/2026)
- Ares Management Corporation: By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (09/09/2026)
- Ares Management GP LLC: By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (09/09/2026)
- Ares Voting LLC: By: Ares Partners Holdco LLC, its sole member, By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (09/09/2026)
- Ares Partners Holdco LLC: By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (09/09/2026)